# OPERATING AGREEMENT

## OF

## 2270 PLATT LLC

## A MICHIGAN LIMITED LIABILITY COMPANY

**EFFECTIVE AS OF ___June 1___, 2019**

Issuance and transfer of the Membership Interests ("Membership Interests") represented hereby is restricted by the terms of this Agreement. In addition, the sale of the Membership Interests has not been registered under the Securities Act of 1933, as amended or any state's security law, and they may not be transferred or sold unless such sale is subsequently registered or an exemption from registration is available.

# 2270 Platt LLC Operating Agreement

This Operating Agreement is entered into effective as of the _1st_ day of _June_, 2019 by and among 2270 Platt LLC, a Michigan limited liability company (the "Company"), the persons executing this Operating Agreement as Members of the Company, initially, Joseph Jonna, David

Eifrid, and Matthew Grocoff and all of those who shall later be admitted as Members (individually, "Member", and collectively, "Members").

*RECITALS:*

The following is a recital of facts underling this Agreement:

A.  The parties agreed to organize and operate a limited liability company pursuant to the Michigan Limited Liability Company Act and the Articles of Organization were duly filed with the State of Michigan.
B.  The business purpose is to purchase, develop and sell 13.59 acres of vacant land located in Ann Arbor, Michigan.
C.  The purpose of this Operating Agreement (the "Agreement") is to clarify all matters relating to the purchase, development, sale and implementation of the process with regard to the subject real estate .
D.  The parties desire to set forth in this Agreement certain terms and conditions relating to the affairs of the limited liability company and the conduct of its business, including the manner in which it will be managed and the way in which profits and losses will be shared.

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

# ARTICLE I
## DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein):

1.1    "Adjusted Capital Account Deficit" shall mean, at any time with respect to any Member, the deficit balance, if any, in such Member's Capital Account, after giving effect to the following adjustments:

(a)    Such Capital Account shall be increased by the amounts which such Member is obligated to restore pursuant to any provision of this Agreement and the amounts such Member is deemed obligated to restore as described in the penultimate sentence of Treasury Regulation Section 1.704-2(g)(1) and Treasury Regulation Section 1.704-2(i)(5), or any successor provisions; and

(b)    Such Capital Account shall be reduced by the amount of the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The definition of Adjusted Capital Account Deficit is intended to comply with Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.2    "Affiliate" shall mean (i) any Person or entity directly or indirectly controlling, controlled by or under common control with any Member, (ii) any Person or entity owning or controlling five (5%) percent or more of the outstanding voting interests of any Member, (iii) any officer, director, employee, general partner, shareholder or beneficiary of any Member, or (iv) any Person or entity who is an officer, director, general partner, trustee or holder of five (5%) percent or more of the voting interests or beneficial interest of any Person or entity described in clause (i) (ii) or (iii) of this paragraph.

1.3    "Agreement" shall mean this Agreement as amended from time to time.

1.4    "Articles" shall mean the Articles of Organization of the Company filed with the State of Michigan, as amended from time to time.

1.5    "Bankruptcy" of a Member shall mean (a) the filing by a Member of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code (or corresponding provisions of future laws) or any other Federal or state insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition, (b) the making by a Member of any assignment for the benefit of its creditors or the admission by a Member in writing of its inability to pay its debts as they mature, or (c) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code (or corresponding provisions of future laws), seeking an application for the appointment of a receiver for the assets of a Member, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such 60-day period.

1.6     "Capital Account" shall mean, with respect to any Member, a bookkeeping account maintained by the Company for such Member, which shall be credited with the amount of such Member's Capital Contributions paid in cash to the Company, and with such Member's distributive share of Net Profits and any items in the nature of income or gain specially allocated pursuant to Paragraph 6.3 hereof, and which shall be debited with the amount of cash distributed to such Member pursuant to any provision of this Agreement, and such Member's distributive share of Net Losses and any items in the nature of expenses or losses specially allocated pursuant to Paragraph 6.3 hereof. If a Member makes a contribution of (or receives a distribution of) non-cash property, such Member's Capital Account shall be credited (or debited) with the Gross Asset Value of such property, net of liabilities assumed by the Company (or the Member) in connection with such contribution (or distribution) and liabilities to which such property is subject. In the case of a transfer of a Membership Interest permitted under this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it related to the transferred interest. In determining the amount of any liability for purposes of this Paragraph 1.7 there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification, provided that such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to this Agreement upon the dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, or computed for book purposes, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulation Section 1.704-1(b).

1.7     "Capital Contribution" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the capital of the Company (net of liabilities assumed by the Company in connection with such contribution and liabilities to which such property is subject) contributed by such Member to the capital of the Company pursuant to the terms of this Agreement.

1.8     "Cash Available for Distribution" shall mean all cash receipts other than capital contributions realized by the Company after payment of all expenses associated with the operation of the Company. Expenses include loan repayments, interest expense and reserves for contingencies of the Company that the Manager, in his reasonable discretion, deems reasonably necessary or appropriate for the continued operation and future expenses of the Company.

1.9     "Co-Manager" shall initially mean Joseph Jonna, David Eifrid, and Matthew Grocoff or any successor Co-Manager designated pursuant to Section 7.1 to manage the affairs of the Company. This term is used interchangeably with the term Manager throughout this Agreement.

1.10    "Company" shall refer to 2270 Platt LLC

1.11    "Department" shall mean the Michigan Department of Licensing and Regulatory Affairs.

1.12    "Depreciation" shall mean, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided that if the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

1.13    "Entity" shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

1.14    "Fiscal Year" shall mean the Company's Fiscal Year, which shall be the calendar year.

1.15    "Gross Asset Value" shall mean, with respect to any Company asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)    The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager, and (if applicable) as set forth on Exhibit C attached hereto;

(b)    The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property, as consideration for an interest in the Company, and (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)    The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and Paragraph 6.3(e) hereof; provided that the Gross Asset Value shall not be adjusted pursuant to this Paragraph 1.15(c) to the extent the Member determines that an adjustment pursuant to Paragraph 1.15(b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Paragraph 1.15(c); and

(d)    If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph 1.15(a), (b) or (c) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.16 "Gross Income" shall mean, for each Fiscal Year or other period, the gross income of the Company, as finally determined for federal income tax purposes.

1.17 "Internal Revenue Code" or "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of future laws).

1.18 "Majority in Interest" shall mean the Members who, in the aggregate, own more than one-half (1/2) of the total Percentage Interests owned by all the Members.

1.19 "Manager" shall have the same meaning as Co-Manager above which means Joseph Jonna, David Eifrid, and Matthew Grocoffinitially or any successor Manager designated pursuant to Section 7.1 to manage the affairs of the Company.

1.20 "Member" shall mean any Person who is (i) admitted to the Company as a Member and designated as a Member on Exhibit A attached hereto, or (ii) any Person who may hereafter be admitted as a Member pursuant to the terms and conditions of this Agreement. Note that there are Class A and Class B Members. All rights of the two classes are identical with the exception of the right to vote, which is limited to the Class A Members. The term Member throughout the document refers to both classes.

1.21 "Member Nonrecourse Debt Minimum Gain" has the same meaning as "Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(3) of the Treasury Regulations.

1.22 "Member Nonrecourse Debt" or "Member Nonrecourse Liability" have the same meanings as "Partner Nonrecourse Debt" or "Partner Nonrecourse Liability" as set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

1.23 "Member Nonrecourse Deductions" has the same meaning as "Partner Nonrecourse Deductions" as set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

1.24 A "Member's Share of Company Minimum Gain" at the end of any Company Fiscal Year has the same meaning as "Partner's share of Partnership Minimum Gain" set forth in Section 1.704-2(g) of the Treasury Regulations.

1.25 A "Member's Share of Member Nonrecourse Debt Minimum Gain" at the end of any Company Fiscal Year has the same meaning as Partner's Share of Partner Nonrecourse Debt Minimum Gain" as set forth in Section 1.704-2(i)(5) of the Treasury Regulations.

1.26 "Membership Interest" means a Member's Percentage Interest in the Company as set forth on Exhibit A attached hereto, together with the right of a Member to any and all benefits to which it may be entitled pursuant to this Agreement, and to the extent not inconsistent with this Agreement, under the Michigan Limited Liability Company Act("Act"), and the obligations of a Member to comply with all the terms and provisions of this Agreement and of the Act.

1.27 Intentionally Omitted

1.28    "Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

1.29    "Net Capital Amount" of each Member shall be equal to their respective Capital Contributions to the Company pursuant to Paragraphs 4.1 or 4.3 hereof, less any distributions pursuant to Paragraphs 6.2.2 and 11.3(d) hereof.

1.30    "Net Profits" and "Net Losses" shall mean, for each Fiscal Year or other period, the taxable income of the Company as finally determined in accordance with Internal Revenue Code Section 703(a) for federal income tax purposes (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Internal Revenue Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

    (a)    Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added to such taxable income or loss;

    (b)    Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses, shall be subtracted from such taxable income or loss;

    (c)    Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

    (d)    If the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.15 hereof, the amount of such adjustment shall be taken into account as gain (if an increase) or loss (if a decrease) from the disposition of such asset for purposes of computing Net Profits or Net Losses;

    (e)    In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period; and

    (f)    To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

    (g)    Any items which are specially allocated pursuant to Paragraphs 6.3 hereof shall not be taken into account in computing Net Profits or Net Losses.

1.31    "Nonrecourse Debt" is any liability of the Company for which (as between the Company and the creditor) the creditor's right to repayment is limited to one or more assets of the Company, within the meaning of Section 1.1001-2 of the Treasury Regulations.

1.32    "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Treasury Regulations.

1.33    "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

1.34    "Operating Agreement" shall mean this Operating Agreement as originally executed and as amended from time to time.

1.35    "Percentage Interest" of a Member shall be divided into two different definitions: (A) Percentage Interest in Class shall mean the quotient of a Member's Capital Contribution divided by the total Capital Contribution of all of the Members of that Class, expressed as a percentage and stated on Exhibit A of this Agreement and (B) Percentage Interest in Company shall mean the quotient of a Member's Capital Contribution divided by the total Capital Contribution of all of the Members of the Company (irrespective of Class), expressed as a percentage and stated on Exhibit A of this Agreement.

1.36    "Person" shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

1.37    "Regulations" or "Treasury Regulations" shall mean the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.38    "Syndication Expenses" shall mean all expenditures classified as syndication expenses pursuant to Treasury Regulation Section 1.709-2(b). Syndication Expenses shall be taken into account under this Agreement at the time they would be taken into account under the Company's method of accounting if they were deductible expenses.

All references to statutory provisions shall be deemed to include reference to corresponding provisions of subsequent law.

# ARTICLE II
# FORMATION OF COMPANY

2.1.    Formation. 2270 Platt LLC has been formed as a Michigan limited liability company upon filing of the executed Articles of Organization with the State of Michigan in accordance with and pursuant to the Act.

2.2    Name of the Company. The name of the Company shall be "2270 Platt LLC". The Company may do business under that name and under any other name or names upon which the Members agree. If the Company does business under a name other than that set forth in its Articles of Organization, then the Company shall file an assumed name certificate as required by law.

2.3     Registered Office.   The registered office of the Company within the State of Michigan shall be 1957 Crooks Rd., Suite B, Troy, Michigan   48084.  The Company may locate its places of business and registered office at any other place or places as the Manager may from time to time deem advisable.

2.4     Term.  The term of the Company shall begin the date the Articles of Organization are filed and shall terminate on December 31, 2079 unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Act.

## ARTICLE III
## BUSINESS OF COMPANY

3.1     The Company is organized for the specific purpose of developing 13.59 acres of real estate located in Ann Arbor on Platt Road and doing and performing any and all acts and deeds whatsoever which are or become necessary, proper, convenient or desirable, connected with or related to or incidental with the foregoing purposes but which are not forbidden by applicable laws.

## ARTICLE IV
## ADMISSION AND CAPITAL CONTRIBUTION

4.1     Capital Contributions of Members.   Each of the Members has heretofore contributed to the capital of the Company the amounts set forth opposite such Member's name on Exhibit A attached hereto.  In addition, the Members are contributing and combining any and all development activities that have been done independently to date.

4.2     Admission of Members.  Each of the Members listed on Exhibit A is hereby admitted as a Member of the Company.

4.3     Additional Capital Contributions and Borrowing.   No Member shall be assessed or required to contribute additional funds or other property to the Company.  In the event the Manager determines that additional Capital Contributions would be desirable he shall notify the Members in writing.  To the extent that the Members agree unanimously additional Capital Contributions shall be made and booked accordingly.   Exhibit A shall be amended from time to time to reflect any additional Capital Contributions.   Other than as provided herein, no Member shall have the right to contribute an additional Capital Contribution to the Company on an other than pro-rata basis among all of the Members.  For the avoidance of doubt and for clarification, the intent of this provision is to ensure that the Percentage Interests reflected on Exhibit A do NOT change.

The Manager shall also have the right (but not the obligation) to raise any additional funds required for the Company by causing the Company to borrow the necessary funds from third parties, any Member or an Affiliate of any Member on such terms and conditions as the Manager shall deem appropriate in its sole discretion, provided that such borrowing is not prohibited by any applicable law, regulation or agreement.  In the event the Company seeks to borrow funds from a Member or an Affiliate of a Member, such borrowing shall be on terms which are arms length and in the best interest of the Company as determined by the Manager.  If the Manager elects to cause the Company to borrow the additional funds, it may cause one or more of the Company's assets to be encumbered to secure the loan.

4.4     Use of Members' Contributions.  Members' Capital Contributions shall be used solely for purposes which are consistent with the business of the Company as described in Paragraph 3.1.

4.5     Return of Capital.  Except as expressly provided for in this Agreement, no Member shall have the right to demand or to receive the return of all or any part of his Capital Contributions to the Company and there shall be no priority of one Member over another as to the return of Capital Contributions or withdrawals or distributions of Net Profits and Net Losses.  No Member shall have the right to demand or receive property other than cash in return for the contributions of such Member to the Company.

4.6     Interest.  Interest shall be paid to the Class B Members  on any contribution to the capital of the Company at a rate of 8% per annum until such time as the original Capital Contribution plus a return of 8% is satisfied as referenced in Section 6.2.2(a).  While the foregoing will be an allocation of the highest priority, it will terminate upon the satisfaction referenced above.

# ARTICLE V
# RIGHTS AND OBLIGATIONS OF MEMBERS

5.1     Limitation of Liability.  Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law.

5.2     Purchase of Insurance for Members.  The Company may, in its sole and absolute discretion, purchase and maintain insurance on behalf of any Member against any liability or expense asserted against or incurred by any Member in such capacity or arising out of his status as a Member or Manager, as the case may be.

5.3     Company Debt Liability.  A Member will not be personally liable for any debts or losses of the Company beyond such Member's Capital Contributions, except as provided in Paragraph 5.5 herein or as otherwise required by law.

5.4     Company Books.  The Manager shall maintain and preserve, during the term of the Company, and for not less than three (3) years thereafter nor less than such longer period as may be required by applicable law, all accounts, books, and other relevant Company documents.  Upon reasonable request, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense.

5.5     Liability of a Member to the Company.  A Member who receives a distribution made by the Company which is either in violation of this Operating Agreement, or in violation of the Act is liable only to the extent provided under the Act.

# ARTICLE VI
# ALLOCATION OF NET PROFITS AND NET LOSSES
# CASH FLOW AND DISTRIBUTIONS

6.1     Allocation of Net Profits and Net Losses.

6.1.1    After giving effect to (a) the interest allocation in Section 4.6, (b) the contract with Thrive Collaborative LLC referenced in Section 7.9, and (c) the special allocations set forth in Paragraph 6.3 hereof Net Profits for any Company Fiscal Year shall be allocated among the Members in the following order and priority:

(a) First, to the Members pro rata in accordance with their respective Percentage Interests in Company in an amount equal to the excess, if any, of (i) the cumulative Net Losses allocated to the Members pursuant to Section 6.1.2(c) hereof for all prior Fiscal Years, over (ii) the sum of the cumulative Net Profits allocated to the Members pursuant to this Section 6.1.1(a) for all prior Fiscal Years;

(b) The balance, if any, to the Class B Members pro rata in accordance with their respective Percentage Interests in Class until such time as the cumulative allocation pursuant to Section 6.2.1 and Section 6.2.2 to the Class B Members has satisfied a return of that Member's original Capital Contribution plus stated return as illustrated in Exhibit B;

(c)   The Balance, if any, 40% to the Class A Members and 60% to the Class B Members.

6.1.2    After giving effect to the special allocations set forth in Paragraph 6.3 hereof, Net Losses for any Company Fiscal Year shall be allocated among the Members in the following order and priority:

(a) First, to the Members pro rata, in accordance with their respective Percentage Interests in  Company, in an amount equal to the excess, if any, of (i) the cumulative Net Profits allocated to the Members pursuant to Section 6.1.1(b) hereof for all prior Fiscal Years, over (ii) the cumulative Net Losses allocated pursuant to this Paragraph 6.1.2(a) for all prior Fiscal Years;

(b) Second, to the Members pro rata in proportion to the allocations, if any, received by the Members pursuant to Paragraph 6.3(j) hereof, in an amount equal to the lesser of (i) the excess, if any, of Net Losses over Net Profits for the current and all prior Fiscal Years (solely for this purpose, Net Profits and Net Losses for all years shall be computed as if Paragraph 6.3 hereof was not part of this Agreement), or (ii) the excess, if any, of (A) the aggregate items of income and gain allocated to the Members pursuant to Paragraph 6.3(j) hereof for all prior Fiscal Years, over (B) the cumulative Net Losses allocated to the Members pursuant to this Paragraph 6.1.2(b) for all prior Fiscal Years; and

(c) The balance to the Members pro rata in accordance with their respective Percentage Interests in  Company.

6.2    Distributions of Cash Available for Distribution.  Cash Available for Distribution shall be determined by the Manager at least annually during each Fiscal Year of the Company and shall be distributed in the following order and priority:

6.2.1 Mandatory tax distributions will be made at the highest combined federal and state marginal tax rate, currently approximately 40% to the Members pro rata in accordance with their respective income allocation pursuant to Section 6.1 above.

6.2.2 Priority Distributions and Discretionary Distributions

(a) To the Class B Members until such time as the cumulative amount of the Distribution pursuant to this Section 6.2.2 when combined with the cumulative distributions from Section 6.2.1 and after taking into account the allocation of interest in Section 4.6 has resulted in the Class B Members realizing a return of the original Capital Contribution plus a 8% annual return. At such time this provision shall cease to be operative. For the avoidance of doubt, there are no special allocations mandated by this Agreement, other than stated in the instant section and those required by the Code reiterated in Section 6.3 below.

(b) After the above Section 6.2.2(a) has been satisfied, then 40% will be allocated to the Class A Members and 60% to the Class B Members.

(c) Note that additional distributions may be made from time to time at the discretion of the Manager.6

6.2.3 At the time of any distribution, the Company must have available to it unencumbered cash funds sufficient for such distribution and taking into account cash funds required for working capital.

6.2.4 No distribution shall be made by the Company if, immediately after such distribution, the fair market value of the Company's assets will not exceed all liabilities of the Company, exclusive of liabilities to the Members on account of their respective Capital Accounts.

6.2.5 No distribution shall be made if the Company is in default with respect to any indebtedness or liabilities of the Company.

6.2.6 No distribution shall be made if, in the judgment of the Manager, exercised in good faith, such distribution would in any way jeopardize or limit the business opportunities of the Company.

6.3 Special Allocations. Notwithstanding the foregoing provisions of this Article Six, the following allocations may apply:

(a) Except as provided in Paragraphs 6.3(b) and 6.3(c) hereof, in the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), which create or increase an Adjusted Capital Account Deficit items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible; provided that an allocation pursuant to this Paragraph 6.3(a) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all allocations provided for in this Article Six have been tentatively made as if this Paragraph 6.3(a) were not in this Agreement.

(b)     Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Article Six, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's Share of the net decrease in Company Minimum Gain, to the extent required and in the manner provided by Sections 1.704-2(g) of the Treasury Regulations.  The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2).  This Paragraph 6.3(b) is intended to comply with the minimum gain charge-back provision of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(c)     Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article Six, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, to the extent required and in the manner provided by Section 1.704-2(i)(4) of the Treasury Regulations.  The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(i)(2). This Paragraph 6.3(c) is intended to comply with the minimum gain charge-back provision of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)     In the event any Member has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specifically allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Paragraph 6.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such amount after all other allocations provided for in this Paragraph 6.3 have been made as if Paragraph 6.3(a) hereof and this Paragraph 6.3(d) were not in this Agreement.

(e)     To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in computing Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such regulations.

(f)     Syndication Expenses for any Fiscal Year of the Company or other period shall be allocated to the Members in proportion to such Member's Profit/Loss Percentage Interest, provided that if additional Members are admitted to the Company on different dates, all Syndication Expenses shall be divided among the Members who own Membership

Interests from time to time so that, to the extent possible, the cumulative Syndication Expenses are allocated with respect to each Member in proportion to such Member's Percentage Interest. In the event the Manager determines that such result is not likely to be achieved through future allocations of Syndication Expenses, the Manager may allocate a portion of Net Profits or Net Losses so as to achieve the same effect in the Capital Accounts of the Members, notwithstanding any other provision with this Agreement.

(g)     Any provision of this Agreement to the contrary notwithstanding, the allocation of Net Profits or Net Losses for any Fiscal Year of the Company during which a Person acquires a Membership Interest (other than on formation of the Company) or during which a Member's Percentage Interest increases or decreases shall take into account the Members' varying interests in the Company for such Fiscal Year, pursuant to any method permissible under Section 706 of the Internal Revenue Code that is selected by the Member.

(h)     Nonrecourse Deductions for any Fiscal Year or other period shall be allocated among the Members in accordance with their respective Percentage Interests.

(i)     Member Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Members who bear the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(j)     All or a portion of the remaining items of Company income (including but not limited to Gross Income) or gain for the Fiscal Year, if any, shall be specially allocated to the Members in proportion to the cumulative distributions each has received pursuant to Paragraph 6.2.1 and Paragraph 11.3(c) hereof; calculated from the commencement of the Company to a date ninety (90) days after the end of such Fiscal Year, (except in the year of the liquidation such date, at the option of the Manager, will be extended to include any liquidating distribution) in an amount equal to the excess, if any, of (i) the lesser of (A) the sum of the aggregate Net Losses allocated to the Members pursuant to Paragraph 6.1.2(b) hereof for all prior Fiscal Years, if any, calculated from the commencement of the Company to a date ninety (90) days after the end of such Fiscal Year, (except in the year of the liquidation such date, at the option of the Manager, will be extended to include any liquidating distribution) or (B) the excess, if any of Net Profits over Net Losses for the current and all prior Fiscal Years (solely for this purpose, Net Profits and Net Losses for all Fiscal Years shall be computed as if this Paragraph 6.3 was not part of this Agreement), over (ii) the aggregate items of income and gain allocated to the Members pursuant to this Paragraph 6.3(j) for all prior Fiscal Years.

The allocations set forth in this Paragraph 6.3 (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulation Section 1.704-1(b). The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Manager is hereby authorized to divide other allocations of Net Profit, Net Losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the Members pursuant to Article Six hereof. In general, the Members anticipate that this will be accomplished by specially allocating other Net Profit, Net Losses, and items of income, gain, loss, and deduction among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such

Person is zero. However, the Manager shall have discretion to accomplish this result in any reasonable manner.

6.4    Other Allocations Rules

(a)    For purposes of determining the Net Profits, Net Losses, or any other items allocable to any period, Net Profits, Net Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

(b)    The Members are aware of the income tax consequences of the allocations made by this Article Six and hereby agree to be bound by the provisions of this Article Six in reporting their share of Company income and loss for income tax purposes.

(c)    Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are equal to their respective Profit/Loss Percentage Interests.

6.5    Tax Allocations: Code Section 704(c)

(a)    Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value in accordance with any permissible manner or manners under Code Section 704(c) and the Regulations thereunder.

(b)    In the event the Gross Asset Value of any Company asset is adjusted pursuant to Paragraph 1.15(b) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner or manners as under Code Section 704(c) and the Regulations thereunder.

(c)    Any elections or other decisions relating to such allocations shall be made by the Manager in any permissible manner under the Code or the Regulations that the Manager may elect in its sole discretion. Allocations pursuant to this Paragraph 6.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

6.6    Amounts Withheld. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445 or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within 15 days after notice from the Manager that such payment must be made unless (i) the

Company withholds such payment from a distribution which would otherwise be made to the Member or (ii) the Manager determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Company which would, but for such payment, be distributed to the Member. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Member. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member's Company Interest to secure such Member's obligation to pay to the Company any amounts required to be paid pursuant to this Section 6.6. In the event that a Member fails to pay any amounts owed to the Company pursuant to this Section 6.6 when due, the Manager may, in its sole and absolute discretion, elect to make the payment to the Company on behalf of such defaulting Member, and in such event shall be deemed to have loaned such amount to such defaulting Member and shall succeed to all rights and remedies of the Company as against such defaulting Member (including, without limitation, the right to receive distributions). Any amounts payable by a Member hereunder shall bear interest at the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus four percentage points (but not higher than the maximum lawful rate) from the date such amount is due (i.e., 15 days after demand) until such amount is paid in full. Each Member shall take such actions as the Company or the Manager shall request in order to perfect or enforce the security interest created hereunder.

# ARTICLE VII
## DESIGNATION, RIGHTS AND DUTIES OF THE MANAGER

7.1     Management.

(a)     The business and affairs of the Company shall at all times be managed by the Manager in accordance with the Act. The Manager shall direct, manage and control the business of the Company to the best of his ability. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. At anytime when there is more than one Manager, any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Operating Agreement or the Act.

(b)     Joseph Jonna, David Eifrid, and Matthew Grocoff shall be, and are hereby designated as the Managers of the Company. In the event a Manager resigns pursuant to Paragraph 7.8, dies, is for any reason unable to personally perform his duties as Manager, or otherwise terminates his continued membership in the Company pursuant to a Withdrawal Event (as herein after defined), then successor Managers shall be designated by the Managers, if the successor Managers are either unwilling or unable to serve then the successor Manager shall be selected by the Company's corporate counsel.

(c)     Manager Joseph Jonna is hereby designated as the Tax Matters Member ("TMM") which shall have the same meaning as "Tax Matters Partner" as defined in Section 6231(a)(7) of the Code. In the event there are two or more Managers, the Managers shall select among themselves a TMM. As TMM, the Manager shall have full power and authority to act as such for the Company and the Members, with all the rights and responsibilities of that position described in Sections 6222 through 6232 of the Internal Revenue Code. The TMM is authorized to enter into any settlement with the Internal Revenue Service with respect to any administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes, and in the settlement agreement the TMM may expressly state that such agreement shall bind all Members except that such settlement agreement shall not bind any Member (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the Internal Revenue Service providing that the TMM shall not have the authority to enter into a settlement agreement on behalf of such Member or (ii) who is a "notice partner" (as defined in Section 6231 of the Code) or a member of a "notice group" (as defined in Section 6223 (b)(2) of the Code. In addition, except as restricted hereunder, the Manager is hereby authorized to make or revoke any election permitted by the Company by any taxing authority.

7.2 **Number or Tenure.** The Company shall initially have three Managers: Joseph Jonna, David Eifrid, and Matthew Grocoff. The Managers shall remain Managers until such Manager resigns pursuant to Section 7.8 or it is decided by a Majority in Interest that it is in the best interests of the Company to make a change.

7.3 **Certain Powers of Manager.** Without limiting the generality of Section 7.1, the Manager shall have power and authority, on behalf of the Company:

(a) The Manager shall open and maintain a bank account at Level One Bank and/or any other banks of their choosing. The Co-Managers (initially, Joseph Jonna, David Eifrid, and Matthew Grocoff ) shall have signatory authority thereon and may designate others to have the same authority;

(b) To borrow money from any source, including the Manager or any Member, and to make, issue, accept, endorse and execute promissory notes, drafts, bills of exchange, loan agreements and other instruments and evidences of indebtedness and to secure the payment therefore by mortgage, deed of trust or other financing instruments; provided, however, that Manager shall not bind the Company to any obligation with himself or an affiliate bearing an interest rate greater than the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus five (5) percentage points (but not higher than the maximum lawful rate);

(c) To procure liability and other insurance to protect the property of the Company;

(d) To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments;

(e) To execute on behalf of the Company all instruments and documents, including without limitation, checks; drafts; notes and other negotiable instruments; documents providing for the acquisition or mortgage of property; assignments; bills of sale; leases; management agreements; and any other instruments or documents necessary, in the opinion of the Manager, to perform the business of the Company;

(f)     To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(g)     To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose in such forms as the Manager may approve; and

(h)     To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Operating Agreement or by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as an agent of the Company in accordance with the previous sentence. Any Member who takes any action or binds the Company in violation of this Section 7.3 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to such loss and expense.

7.4     Limitation on Powers of Manager. Without the consent of a Majority in Interest, no Manager shall:

(a)     Do any act in contravention of this Agreement, or any amendment hereto;

(b)     Sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan provided, however, that the affirmative vote of a Majority in Interest shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business; or

(c)     Confess a judgment against the Company.

7.5     Liability of Manager. Joseph Jonna, David Eifrid, and Matthew Grocoffas Managers do not, in any way, guarantee the return of the Members' Capital Contributions or a profit for the Members from the operations of the Company. The Manager shall not be personally liable to the Company or the Members for any loss or damage sustained by the Company or any Member, including, but not limited to monetary liability to the Company or the Members for breach of any duty established in the Act; provided, however, this Paragraph does not eliminate or limit any liability the Manager may otherwise have for the following:

(a)     The receipt of a financial benefit to which the Manager is not entitled; or

(b)     A knowing violation of the law.

7.6     Manager Has no Exclusive Duty to Company. The Manager shall not be required to manage the Company as a sole and exclusive function and the Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Operating Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

7.7 Indemnification by the Company. The Company shall indemnify and hold the Manager harmless from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions as a Manager to the fullest extent permitted by the Act, including judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which the Manager is a party or threatened to be made a party because he or she is or was a Manager, except that the Company shall not indemnify a Manager for those matters described in Paragraphs 7.5 (a) or (b) hereof.

7.8 Resignation. The Manager may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect the Manager's rights as a Member (if any) and shall not constitute a withdrawal of a Member.

7.9 Compensation. The Manager shall not receive compensation for duties as the Manager, unless otherwise determined by a Majority in Interest. It should be noted that Thrive Collaborative LLC is an Affiliate of the Manager and has executed a contract with the Company (attached as Exhibit _). Note that in order to optimize tax benefits pursuant to newly enacted Section 199A, Manager may elect to allocate monies otherwise due to Thrive Collaborative LLC to payroll for its Members. This will be counted as a direct offset to the contract and will not impact overall profitability of the project but maximize the 20% deduction afforded by the new tax provision. Notwithstanding the foregoing, should the Manager be required to execute a personal guaranty by the lender in furtherance of the development project, then Manager, in his capacity as guarantor, shall be entitled to a guaranty fee of 1.5%.

7.10 Authority. The provisions contained in this Article VII shall supersede any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Article VII shall be solely responsible for any loss and expenses incurred as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to such loss or expense.

## ARTICLE VIII
## MEETINGS OF MEMBERS

8.1 Meetings. The meetings of the Members shall be held at such times and in such frequency as shall be determined by the Manager, for the purpose of the transaction of such business as may come before the meeting.

8.2 Place of Meetings. The Manager may designate any place, either within or outside the State of Michigan, as the place of meeting for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be in Troy, Michigan.

8.3 Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the Manager, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at its address as it appears on the books of the Company, with postage thereon prepaid. If all of the Members shall meet at any time and place, either within or outside of the State of Michigan, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

8.4     Manner of Acting. Any action required or permitted to be taken by the Members shall be taken at a duly convened meeting at which a quorum is established. For such purposes, a quorum shall mean that Members holding more than one-half of the Percentage Interests shall be in attendance or represented by proxy at the meeting. The affirmative vote of a Majority in Interest shall constitute the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Articles of Organization, or by this Operating Agreement. Unless otherwise expressly provided herein or required under applicable law, Members who have an interest (economic or otherwise) in the outcome of any particular matter upon which the Members vote or consent, may vote or consent upon any such matter and their Percentage Interest, , as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members to the extent permitted by applicable law.

8.5     Proxies. At all meetings of Members a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

8.6     Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing setting forth the action to be taken and signed by each Member entitled to vote are delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Paragraph is effective when all Members entitled to vote have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date and first Member signs a written consent.

8.7     Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

# ARTICLE IX
# TRANSFERABILITY

9.1     Assignment. The Membership Interest of a Member shall not be assignable or transferable in any manner without the prior written consent of the Manager (which consent may be given or withheld in the sole discretion of the Manager) except by operation of law, gift (outright or in trust) or by sale or distribution, in each case to or for the benefit of his spouse or descendants, or to one or more partners, members, shareholders, beneficiaries or Affiliates of such Member and  except for pledges or other collateral transfers effected by a Member to secure repayment of a loan. Notwithstanding the foregoing, unless such transferee is admitted to Membership in the Company as a Member, as hereinafter provided, such transfer shall not substitute the transferee as a Member, and such transferee shall only be entitled to receive profits, losses and distributions from the Membership with respect to such Membership Interest, and shall not have any of the other rights of a Member in the Company. Unless such transferee is admitted as a Member, the assignor Member shall remain a Member and retain all of the rights, obligations and liabilities of a Member other than the rights to receive profits, losses and distributions from the Company. Subject to Paragraph 9.2 hereof, a transferee of a Membership Interest may be admitted to the Company as a Member only upon the satisfaction of the following conditions:

(a) Prior written consent of all of the Members (note that in the event the Membership Interest is acquired by an existing Member, this requirement; and the others in this Section 9.1 are waived);

(b) The transferee becomes a party to and agrees to be bound by this Agreement as a Member and executes all documents or instruments as the Manager may request to document the same; and

(c) The transferee reimburses the Company for all legal, filing and other costs incurred by the Company in connection with such admission.

9.2 Restrictions on Transfers. Note that the only expressly permitted and intended Transfers relate to those transfers consummated for estate planning purposes. Nothing contained in this Agreement shall be deemed to permit an assignment of a Membership Interest or the right to receive profits, losses and distributions (1) if the effect of the assignment would be to terminate the Company within the meaning of Section 708(b) of the Internal Revenue Code, (2) if such assignment would violate any applicable state or federal securities law, (3) without an opinion of counsel in form and substance satisfactory to counsel for the Company that registration is not required under the Securities Act of 1933 or the TBOC or any other applicable state securities law, or (4) if such assignment would in the discretion of the Manager result in any adverse tax consequences to the Company.

9.3 No Claims No part of the interest of a Member shall be subject to the claims of any creditor, any spouse for alimony or support, or to legal process, and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

# ARTICLE X
# ADDITIONAL MEMBERS

From the date of the formation of the Company, any Person who is acceptable to the Members by their unanimous vote may become a Member this Company either by the issuance by the Company of Membership Interests for such consideration as the Manager shall determine, or as a transferee of a Member's Membership Interest or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Manager or Manager(s) may, at its or their option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

# ARTICLE XI
# DISSOLUTION AND TERMINATION

11.1 Dissolution.

(a)   The Company shall be dissolved upon the first to occur of any of the following events:

(i)   when the period fixed for the duration of the Company shall expire pursuant to Paragraph 2.3 hereof;

(ii)   by the unanimous written agreement of all Members; or

(iii)   upon entry of a decree of judicial dissolution.

(b)   Except as expressly permitted in this Operating Agreement, a Member may not voluntarily resign, withdraw or take any other voluntary action which directly causes a Withdrawal Event without the consent of the Manager. Unless otherwise approved by the Manager, a Member who causes a Withdrawal Event or such Member's successor, if any ("Withdrawing Member"), regardless of whether such Withdrawal Event was the result of a voluntary act of such Member, shall not be entitled to receive any distributions to which such Withdrawing Member would not have been entitled had such Withdrawing Member remained a Member, including, without limitation, distributions under Section 450 of the TBOC. The Company may recover damages for breach of this Paragraph 11.1(b) and such damages may exceed the amount that would otherwise be distributable to the Withdrawing Member and may be offset against distributions by the Company to which the Withdrawing Member may be entitled.

11.2   Effect of Filing of Dissolving Statement. Upon dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but its separate existence shall continue until a certificate of cancellation has been filed with the State of Texas office of Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

11.3   Winding Up, Liquidation and Distribution of Assets. Upon the happening of any of the events specified in Paragraph 11.1 hereof, the Manager shall conclude the affairs and liquidate the property and assets of the Company and the proceeds of such liquidation shall be applied in the order of priority as follows:

(a)   First, to the payment of, or to a reserve for the payment of, Company liabilities and obligations (other than those described in Paragraph 11.3(b) hereof) including such provision for contingent or unforeseen liabilities as the Manager, or the Person(s) winding up the affairs of the Company in the event there is no remaining Manager of the Company, may establish. Such reserves established hereunder shall be held for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Manager, or such Person(s) deems advisable, the balance of such reserves shall be distributed in the manner provided hereinafter in this Paragraph 11.3 as though such reserves had been distributed contemporaneously with the other funds distributed hereunder;

(b)     Second, to the Members and their Affiliates, an amount equal to the outstanding principal balance of, and all accrued and unpaid interest on, any loans made by them to the Company, apportioned between them, pro rata, based on the respective balances of such loans; and

(c)     Then, to the Members in accordance with their respective Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

To the extent that Company assets cannot either be sold without undue loss or readily divided for distribution in kind to the Members, then the Company may, as determined by the Manager or the Trustee appointed pursuant to Paragraph 11.4 hereof, convey those assets to a trust or other suitable holding entity established for the benefit of the Members in order to permit the assets to be sold without undue loss and the proceeds thereof distributed to the Members at a future date. The legal form of the holding entity, the identity of the trustee or other fiduciary, and the terms of its governing instrument shall be determined by the Manager or the Trustee.

The Manager(s) shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

11.4     Appointment of Trustee.  If at the time of dissolution and winding up of the Company, there is no Manager, or if the Manager has failed to act in accordance with this Agreement or is otherwise in default under the terms of this Agreement, which default has not been cured, a Majority in Interest shall appoint a liquidating trustee ("Trustee") to wind up the affairs and liquidate (and/or, if applicable, distribute) the property and assets of the Company and such Trustee shall have all powers necessary under this Article 11 and shall be compensated as agreed upon by the Majority in Interest and such Trustee.  Such Trustee may, but need not, be one of the Members.

11.5     Return of Contribution Nonrecourse to Other Members.  Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution.  If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against any other Member or the Manager.

## ARTICLE XII
## MISCELLANEOUS PROVISIONS

12.1     Notices.  Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given to a party to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

12.2 Application of Law. This Operating Agreement and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Michigan, and specifically the Michigan Act. The Members hereby consent to the exclusive jurisdiction and venue of the state and federal courts located in Michigan.

12.3 Amendments. This Operating Agreement may not be amended except with the consent of the Manager and the Majority in Interest; provided, however, that (1) except as otherwise specifically provided herein, no amendment shall reduce a Member's interest in the Company except to reflect the admission of additional Members, unless the Member consents thereto in writing, (2) no amendment shall effect any change in this Paragraph unless all the Members consent thereto in writing, and (3) Exhibit A may be modified from time to time by the Manager to reflect any change in the Members or in the interest of any Member which has been effected by appropriate action by the parties involved.

12.4 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, power of attorney and other instruments necessary to comply with any laws, rules or regulations.

12.5 Construction. Whenever the singular is used in this Operating Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

12.6 Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

12.7 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.8 Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

12.9 Severability. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application there of shall not be affected and shall be enforceable to the fullest extent permitted by law.

12.10 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

12.11 Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.12 Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

12.13 Investment Representations. The undersigned Members, if any, understand (1) that the Membership Interests evidenced by this Operating Agreement have not been registered under the Securities Act of 1933, or any state securities laws (the "Securities Acts") because the Company is issuing these Membership Interests in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering, (2) that the Company has relied upon the fact that the Membership Interests are to be held by each Member for investment, and (3) that exemption from registrations under the Securities Acts would not be available if the Membership Interests were acquired by a Member with a view to distribution.

Accordingly, each Member hereby confirms to the Company that such Member is acquiring the Membership Interests for such own Member's account, for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any portion of the Membership Interests unless there is an effective registration or other qualification relating thereto under the Securities Act of 1933 and under any applicable state securities laws or unless the holder of Membership Interests delivers to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member understands that the Company is under no obligation to register the Membership Interests or to assist such Member in complying with any exemption from registration under the Acts if such Member should at a later date, wish to dispose of the Membership Interest. Furthermore, each Member realizes that the Membership Interests are unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an "affiliate" of the Company and the Membership Interest has been beneficially owned and fully paid for by such Member for at least three years.

Prior to acquiring the Membership Interests, each Member has made an investigation of the Company and its business and have had made available to each such Member all information with respect thereto which such Member needed to make an informed decision acquire the Membership Interest. Each Member considers himself or itself to be a Person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Membership Interest.

Signature page follows

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



2270 PLATT LLC:
by: JOSEPH JONNA
Its: Co-Manager

JOSEPH JONNA

DAVID EIFRID

)Matthew Grocoff

## EXHIBIT A

**CLASS A MEMBERS**

| MEMBER | TAX IDENTIFICATION NUMBER | INITIAL CAPITAL CONTRIBUTION | SHARES | %Interest in Class | %Interest in Company |
|---|---|---|---|---|---|
| Joseph Jonna | | $ 160,000 | 160 | 33.34% | 5.68% |
| David Eifrid | | $ 160,000 | 160 | 33.33% | 5.67% |
| Matthew Grocoff | | $ 160,000 | 160 | 33.33% | 5.67% |

**CLASS B MEMBERS**

| MEMBER | TAX IDENTIFICATION NUMBER | INITIAL CAPITAL CONTRIBUTION | SHARES | %Interest in Class | %Interest in Company |
|---|---|---|---|---|---|
| | | | | | |
| | | | | | |
| Others - TBD | | $ 2,340,000 | 2340 | 100.00% | 82.98% |